UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CORELOGIC, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title and Class of Securities)

21871D103

(CUSIP Number)

Kenneth D. DeGiorgio 1 First American Way Santa Ana, California 92707-5913 (714) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103	Schedule 13D	Page 2 of 8 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Financial Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,993,426
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 5,993,426
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,933,265
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.4% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Shares are held by First American Title Insurance Company, a wholly-owned subsidiary of First American Financial Corporation.
(2)	Based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

CUSIP No. 21871D103	Schedule 13D	Page 3 of 8 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): First American Title Insurance Company
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,939,839 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,939,839 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,939,839
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.8% (2)
(14)	Type of Reporting Person (See Instructions): CO, IC

(1)	First American Title Insurance Company is a wholly-owned subsidiary of First American Financial Corporation.
(2)	Based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

CUSIP No. 21871D103	Schedule 13D	Page 4 of 8 Pages
ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to the shares of common stock, par value $0.00001 per share (the “Shares”), of CoreLogic, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 4 First American Way, Santa Ana, California 92707.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule is being filed by First American Financial Corporation, a Delaware Corporation, and First American Title Insurance Company, a California Corporation (together, the “Reporting Persons”). First American Financial Corporation is a holding company that, through its operating subsidiaries, is primarily engaged in the business of providing title insurance and settlement services for residential and commercial real estate transactions. First American Title Insurance Company is a wholly-owned subsidiary of First American Financial Corporation. The address of the principal business offices of both First American Financial Corporation and First American Title Insurance Company is 1 First American Way, Santa Ana, California 92707-5913.

(a) – (c)	Not applicable.

(d)	Neither First American Financial Corporation nor First American Title Insurance Company has been convicted in a criminal proceeding during the last five years.

(e)	Neither First American Financial Corporation nor First American Title Insurance Company has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired in connection with a business transaction (the “Separation”) by which The First American Corporation (“FAC”) separated into two independent, publicly traded companies through the distribution on June 1, 2010 (the “Distribution”) of all of the outstanding shares of its subsidiary, First American Financial Corporation (the “Company”), to the record holders of FAC’s common shares as of May 26, 2010. On June 1, 2010, FAC reincorporated in the state of Delaware and assumed the name CoreLogic, Inc. (the “Issuer”). To effect the Separation, FAC and the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) that governs the rights and obligations of the Company and the Issuer regarding the Distribution. It also governs the relationship between the Company and the Issuer subsequent to the completion of the Separation and provided for the allocation between the Company and the Issuer of FAC’s assets and liabilities.

CUSIP No. 21871D103	Schedule 13D	Page 5 of 8 Pages
ITEM 4.	PURPOSE OF TRANSACTION

On August 29, 2011, the Issuer issued a press release announcing that its Board of Directors has formed a committee of independent directors to explore options aimed at enhancing shareholder value including cost savings initiatives, an evaluation of the Issuer’s capital structure, repurchases of debt and common stock, the disposition of business lines, the sale or business combination of the Issuer and other alternatives. The Board also announced that it retained Greenhill & Co. to serve as a financial adviser to assist the committee in its evaluation.

The Reporting Persons are evaluating their rights, and reserve those rights, as the Issuer’s largest shareholder and as a party to the Separation and Distribution Agreement and related agreements pertaining to the Separation. In addition, the Reporting Persons intend to discuss the options specified in the press release with the Issuer’s management, the committee of independent directors and other directors.

The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and other economic conditions), the Reporting Persons may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer and other holders of the Shares, concerning the business and future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, and acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Any future actions by the Reporting Persons will depend upon the Issuer’s decisions in pursuing options to enhance shareholder value.

CUSIP No. 21871D103	Schedule 13D	Page 6 of 8 Pages
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of September 8, 2011, First American Financial Corporation owned beneficially 8,933,265 Shares, representing 8.4% of the Shares based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

As of September 8, 2011, First American Title Insurance Company owned beneficially 2,939,839 Shares, representing 2.8% of the Shares based on 106,412,122 shares of common stock outstanding as of August 1, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

(b)	As of September 8, 2011, First American Financial Corporation had sole voting and dispositive power with respect to 5,993,426 Shares.

As of September 8, 2011, First American Title Insurance Company had sole voting and dispositive power with respect to 0 Shares.

As of September 8, 2011, First American Financial Corporation had shared voting and dispositive power with respect to 2,939,839 Shares.

As of September 8, 2011, First American Title Insurance Company had shared voting and dispositive power with respect to 2,939,839 Shares.

(c)	Neither of the reporting persons has effected any transaction in the Issuer’s securities in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As previously disclosed on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2010, the Issuer and the Company are parties to a certain Separation and Distribution Agreement, dated June 1, 2010, which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Separation and Distribution Agreement, by and between FAC and the Company, dated as of June 1, 2010, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2010.

CUSIP No. 21871D103	Schedule 13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 8, 2011

FIRST AMERICAN FINANCIAL CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Executive Vice President

FIRST AMERICAN TITLE INSURANCE COMPANY

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Vice President

CUSIP No. 21871D103	Schedule 13D	Page 8 of 8 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Separation and Distribution Agreement, by and between FAC and the Company, dated as of June 1, 2010, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2010.